As filed with the Securities and Exchange Commission on April 27, 2007
Registration No. 333-135531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Eternal Energy Corp.
(Name of Small Business Issuer in Its Charter)

Nevada	1000	20-0237026
(State or Jurisdiction	(Primary Standard Industrial	(IRS Employer
of Incorporation or organization)	Classification Code Number)	Identification No.)

2549 W. Main Street, Suite 202
Littleton, Colorado 80120
(303) 798-5235

(Address and telephone number of principal executive offices and principal place of business)

Copies of all communications to:

Bradley M. Colby President and Chief Executive Officer Eternal Energy Corp. 2549 W. Main Street, Suite 202 Littleton, Colorado 80120 (303) 798-5235 FAX (303) 798-5767	Randolf W. Katz, Esq. Bryan Cave LLP 1900 Main Street, Suite 700 Irvine, California 92614 (949) 223-7000 FAX (949) 223-7100
(Name, address and telephone number of agent for service)

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered (1)		Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Common Stock, $.001 par value per share	32,100,000	(3)	$1.27	$40,767,000	$4,362.07

(1)   Pursuant to Rule 416 under the Securities Act, this registration statement covers such additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to the terms of the warrants referenced below.

(2)   Pursuant to Rule 457(c) estimated solely for purposes of calculating amount of registration fee, based upon the average of the high and low price of our common stock as quoted on the OTC Bulletin Board on June 28, 2006.

(3)   Includes 17,850,000 shares of common stock and 14,250,000 shares of common stock issuable upon exercise of certain warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

32,100,000 SHARES

ETERNAL ENERGY CORP.

COMMON STOCK

This prospectus relates to the sale or other disposition of up to 32,100,000 shares of our common stock, $0.001 par value per share. These shares may be offered and sold or otherwise disposed of from time to time by the selling stockholders named herein or their pledges, donees, transferees or other successors in interest. We are not selling any securities in this offering and therefore, will not receive any proceeds in this offering. However, we will receive proceeds in the amount of $14,475,200 assuming the cash exercise of 14,250,000 warrants held by the selling stockholders.

The selling stockholders may dispose of their common stock through public or private transactions at prevailing market prices or at privately negotiated prices. The selling stockholders may include pledgees, donees, transferees, or other successors in interest. The selling stockholders will pay any sales commissions incurred in connection with the disposition of shares through this prospectus.

Our common stock is traded on the OTC Bulletin Board under the symbol “EERG”. On April 25, 2007, the last sale price of our common stock as reported by the OTC Bulletin Board was $0.20 per share.

You should carefully consider “Risk Factors” beginning on page 5 for important information you should consider when determining whether to invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is       , 2007

TABLE OF CONTENTS

Prospectus Summary	4
Risk Factors	5
Forward-Looking Statements	9
Use of Proceeds	9
Dividend Policy	9
Capitalization	9
Market for Common Equity and Related Stockholder Matters	9
Management’s Discussion and Analysis or Plan of Operation	10
Business	11
Management	13
Security Ownership of Certain Beneficial Owners and Management	15
Selling Stockholders	16
Certain Relationships and Related Transactions	18
Description of Property	18
Description of Common Stock	19
Plan of Distribution	19
Litigation	20
Legal Matters	20
Experts	21
Where You Can Get Additional Information	21
Financial Statements	F-1

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. It does not contain all of the information that is important to you. You should read carefully this entire prospectus, including the “Risk Factors,” and the financial information and related notes before making an investment decision.

Company Background

Eternal Energy Corp. (formerly known as Golden Hope Resources Corp.) was incorporated in the state of Nevada on July 25, 2003 to engage in the acquisition, exploration and development of natural resource properties. On November 7, 2005, we and a newly formed merger subsidiary wholly owned by us (“Merger Sub”) completed a merger transaction with us as the surviving corporation (the “Merger”). In connection with the Merger, we changed our name to “Eternal Energy Corp.” from “Golden Hope Resources Corp.” In this prospectus, the words “Eternal Energy,” the “Company,” “we,” “our,” “ours” and “us” refer only to Eternal Energy Corp. and not to any of the selling stockholders.

Our principal executive offices are located at 2120 West Main Street, Suite 202, Littleton, Colorado 80120 and the telephone number is (303) 798-5235.

Business Overview

Since the Merger, we have become an exploration stage oil and gas company engaged in the exploration for petroleum and natural gas in the state of Nevada and the North Sea. We have acquired contractual rights for oil and gas property leases in these geographic regions for the purpose of drilling exploratory wells in the prospects.

Private Placements

On November 7, 2005, we sold to two of the selling stockholders in a private placement offering (the “November 2005 Private Placement”) an aggregate of 1,126,000 units of our securities, with each unit consisting of one share of our common stock and warrant to purchase one share of our common stock. Additionally, in March and May of 2006, in a private placement transaction with multiple closings, we sold an aggregate of 13,124,000 units of our securities to certain of the selling stockholders, with each unit consisting of one share of our common stock and warrant to purchase one share of our common stock. (the “March/May 2006 Private Placement”). For a more complete discussion of these transactions, refer to the discussion under the heading “Recent Events” and the discussion under the heading “Private Placements” within the “Management Discussion and Analysis or Plan of Operation” section included elsewhere in this prospectus.

This prospectus covers the shares of common stock and shares issuable upon exercise of the warrants that were issued in the November 2005 Private Placement and the March/May 2006 Private Placement. In addition, this prospectus covers an additional 350,000 shares of our common stock issued to Taverham Company Ltd. in consideration for Taverham’s services in connection with our acquisition of its North Sea projects. This prospectus also covers an additional 2,500,000 shares of common stock held of record by Bradley M. Colby, our President and Chief Executive Officer, and an additional 750,000 shares of common stock held beneficially by Mr. Colby.

  The Offering

Shares Offered by the Selling Stockholders
We are registering 32,100,000 shares of common stock consisting of 17,850,000 shares of common stock and 14,250,000 shares of common stock issuable upon exercise of the warrants, all for sale or other disposition by the selling stockholders identified under the heading “Selling Stockholders.” There can be no assurance that any or all of the unissued shares will be issued.

Common Stock Outstanding	There are 42,550,000 shares of common stock issued and outstanding as of April 25, 2007.

Use of Proceeds
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We may receive proceeds of $14,475,200 if all of the warrants held by the selling stockholders are exercised for cash. Management anticipates such proceeds will be used for working capital and other general corporate purposes. We cannot estimate how many, if any, warrants may be exercised.

Risk Factors
Purchase of our common stock involves a high degree of risk. You should read and carefully consider the information set forth under “Risk Factors” beginning on page 4 and the information contained elsewhere in this prospectus.

Summary Consolidated Financial Data

The following summary financial information sets forth certain historical financial data derived from our audited financial statements for the periods presented. While the following financial information reflects the operating history, results of operations and financial condition of our operations to date, these results may bear little, if any, relationship to the potential financial success of our business operations. The results of operations are not necessarily indicative of the results for any future period.

The following summary financial information should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus and the discussions under the headings “Business” and “Management’s Discussion and Analysis or Plan of Operation.”

	For the year ended December 31, 2006	For the year ended December 31, 2005
Statement of Operations Data:
Income (loss) from operations	$3,104,709	$(230,151)
Net income (loss)	$3,134,649	$(230,137)
Basic and diluted net income (loss) per share	$0.08	$(0.01)
Weighted-average basic and diluted common shares outstanding	39,170,170	47,513,847

	December 31,
	2006	2005
Balance Sheet Data:
Cash and other current assets	$2,379,688	$193,509
Oil and gas properties	$1,245,209	$757,000
Total assets	$6,646,377	$950,509
Total stockholders’ equity	$4,353,477	$812,638

RISK FACTORS

Ownership of our common stock involves a high degree of risk, you should consider carefully the factors set forth below, as well as other information contained in this registration statement.

There is no assurance that we will operate profitably or will generate positive cash flow in the future.

If we cannot generate positive cash flows in the future, or raise sufficient financing to continue our normal operations, then we may be forced to scale down or even close our operations. In particular, additional capital may be required in the event that:

•	drilling and completion costs for further wells increase beyond our expectations; or

•	we encounter greater costs associated with general and administrative expenses or offering costs.

The occurrence of any of the aforementioned events could adversely affect our ability to meet our business plans.

We will depend almost exclusively on outside capital to pay for the continued exploration and development of our properties. Such outside capital may include the sale of additional stock and/or commercial borrowing. Capital may not continue to be available if necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be unable to continue our business and as a result may be required to scale back or cease operations for our business, the result of which would be that our stockholders would lose some or all of their investment.

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because our operations have been primarily financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our continued operations. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and would have a significant negative effect on our business plans and operations, including our ability to develop new projects and continue our current operations. If our stock price declines, we may not be able to raise additional capital or generate funds from operations sufficient to meet our obligations.

We have a limited operating history and if we are not successful in continuing to grow our business, then we may have to scale back or even cease our ongoing business operations.

We have a limited operating history and must be considered in the development stage. Our success is significantly dependent on a successful acquisition, drilling, completion and production program. Our operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. We may be unable to locate recoverable reserves or operate on a profitable basis. We are in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in us.

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

NASD sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Trading in our common shares on the OTC Bulletin Board is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently quoted on the OTC Bulletin Board. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of our development. We are engaged in the business of exploring and, if warranted, developing commercial reserves of oil and gas. Our properties are in the exploration stage only and are without known reserves of oil and gas. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

As our properties are in the exploration and development stage there can be no assurance that we will establish commercial discoveries on our properties.

Exploration for economic reserves of oil and gas is subject to a number of risk factors. Few properties that are explored are ultimately developed into producing oil and/or gas wells. Our properties are in the exploration stage only and are without proven reserves of oil and gas. We may not establish commercial discoveries on any of our properties.

The potential profitability of oil and gas ventures depends upon factors beyond our control.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events will likely materially affect our financial performance.

Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. These factors cannot be accurately predicted and the combination of these factors may result in us not receiving an adequate return on invested capital.

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring the leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations, and necessary drilling equipment, as well as for access to funds. We cannot predict if the necessary funds can be raised or that any projected work will be completed. Our budget anticipates our acquisition of additional acreage in Nevada. This acreage may not become available or if it is available for leasing, that we may not be successful in acquiring the leases. There are other competitors that have operations in the Nevada area and the presence of these competitors could adversely affect our ability to acquire additional leases.

The marketability of natural resources will be affected by numerous factors beyond our control which may result in us not receiving an adequate return on invested capital to be profitable or viable.

The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations in oil and gas pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of oil and gas and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital to be profitable or viable.

Oil and gas operations are subject to comprehensive regulation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on us.

Oil and gas operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Exploration and production activities are subject to certain environmental regulations, which may prevent or delay the commencement or continuance of our operations.

In general, our exploration and production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date. Specifically, we are subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

We believe that our operations comply, in all material respects, with all applicable environmental regulations.   We are not fully insured against all possible environmental risks.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities, which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Any change to government regulation/administrative practices may have a negative impact on our ability to operate and our profitability.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the United States or any other jurisdiction, may be changed, applied or interpreted in a manner which will fundamentally alter the ability of our company to carry on our business. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our ability to operate and/or our profitably.

Our Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been one of our directors or officers.

Investors' interests in us will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

Our Bylaws do not contain anti-takeover provisions, which could result in a change of our management and directors if there is a take-over of us.

We do not currently have a shareholder rights plan or any anti-takeover provisions in our Bylaws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Our independent auditors have expressed a reservation that we can continue as a going concern.

Our operations have been limited to general administrative operations and a limited amount of exploration. Our ability to continue as a going concern is dependent on our ability to raise additional capital to fund future operations and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to our ability to continue as a going concern.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements include indications regarding our intent, belief or current expectations. Discussions in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis or Plan of Operation” and “Business,” as well as in other parts of this prospectus include forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, prospects and intentions, markets in which we participate and other statements in this prospectus that are not historical facts. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. When used in this prospectus, the words “expect,” “project,” “may,” “will,” “should,” “anticipate,” “believe,” “estimate,” “intend,” “objective,” “plan,” “seek” and similar words and expressions, or the negatives of these words or expressions, are generally intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in “Risk Factors” and in other sections of this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We qualify any forward-looking statements entirely by these cautionary factors.

  USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of any of the shares being registered on behalf of the selling stockholders, nor will such proceeds be available for our use or benefit. We expect to continue to use the proceeds received from the November 2005 Private Placement and the March/May 2006 Private Placement for working capital and general corporate purposes.

We may receive proceeds of $14,475,200 if all of the warrants held by the selling stockholders are exercised for cash. Management anticipates such proceeds will be used for working capital and general corporate purposes. We cannot estimate how many, if any, warrants may be exercised.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and do not anticipate paying any cash dividends in the near future. Our Board of Directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors.

CAPITALIZATION

The following table sets forth our capitalization on December 31, 2006.

	Shares Authorized	Shares Outstanding	Amount
Common stock	875,000,000	42,550,000	$42,550
Additional paid-in capital	—	—	$1,454,740
Accumulated earnings during development stage	—	—	$2,856,187
Net stockholders’ equity	—	—	$4,353,477

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $.001, has been dually quoted on the Pink Sheets and the OTC Bulletin Board under the symbol “EERG” since November 7, 2005, and, prior to that, we were quoted under the symbol “GHPR”; however, active trading in the market of our common stock did not commence until February 2, 2006. We completed a 35-for-1 forward stock split of our issued and outstanding shares of common stock on November 7, 2005. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by Pink Sheets. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

	Bid
	High	Low
Year ended December 31, 2006:
First Quarter	$2.00	0.50
Second Quarter	1.85	0.94
Third Quarter	1.20	0.49
Fourth Quarter	0.90	0.49

As of April 16, 2007, there were approximately 65 holders of record of our common stock. We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we expect to retain any earnings to finance the operation and expansion of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS  OR PLAN OF OPERATION

We begin Management’s Discussion and Analysis or Plan of Operation with a discussion of recent events and our business overview. This overview is followed by a discussion of selected financial information line items and a detailed analysis of our results of operation and financial condition. This section should be read in conjunction with our Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this prospectus.

Results of Operations for the Fiscal Years Ended December 31, 2006 and 2005

In 2006, we privately sold certain of our securities. We provided the holders of those securities with certain registration rights that require us to file a registration statement with the Securities and Exchange Commission to register for resale the common stock and the common stock to be issued upon exercise of the warrants. Because the ability to register those securities upon exercise is deemed to be outside our control, the initial fair value of the warrants were recorded as a financial instrument derivative liability and were marked to market at the end of each reporting period. The fair value of these warrants decreased during 2006 and therefore we recorded a gain of warrant derivatives of $4,011,654 during the year ended December 31, 2006 and a gain of $9,458 during the year ended December 31, 2005. The gain on warrant derivative liability does not affect current or future cash flow, and therefore the following discussion reflects the results of our operations before considering the gain on warrant derivative liability during each period. We filed the registration statement during 2006 and it became effective in the first quarter of 2007.

From inception to December 31, 2006, we had a loss before the gain on warrant derivative liability of $1,164,925. Of this amount, $877,005 was generated in the 2006 fiscal year and $239,595 was generated in the 2005 fiscal year.

Exploration costs in 2006 represent the amounts we incurred in our aborted attempt to acquire Zavanna Energy. We use the full cost method to account for our exploration activities and therefore do not expense any exploration costs until a prospect is abandoned.

General and administrative expenses increased from $144,755 for the year ended December 31, 2005 to $538,909 for the year ended December 31, 2006. An analysis of the increases in general and administrative expenses and the relevant components follows:

Consulting fees increased $56,366 to $65,416 as we expanded our activities, both in evaluating possible energy prospects and in developing our infrastructure necessary to support our increased activities.

During 2005, we incurred settlement costs with respect to a former director totaling $74,057. We did not incur any similar costs during 2006.

We incurred office support costs of $34,500 in 2006 from an entity controlled by our president before we were able to increase our support staff. We did not incur any similar costs in 2005.

During 2006, we commenced investor relation activities with a total cost of $22,789, up from $395 in 2005.

During 2006, the total compensation cost of our President was $179,864, including payroll taxes and related costs. His compensation costs in 2005 totaled $37,792 following the Merger in November 2005. In addition, we recorded stock-based compensation of $112,826 in 2006 related to the value of options to purchase shares of our common stock granted to an outside director. We had no stock based compensation costs recorded in 2005.

Our travel costs increased $36,537 to $37,842 in 2006 as we increased our efforts to find and acquire oil and gas prospects.

During 2006, we developed our web site at a cost of $37,102. We had no similar costs in 2005.

Professional fees increased $133,018 to $227,872 in 2006. This increase related to legal and accounting expensed resulting from our filing of a Form SB-2 and filing amended Forms 10-KSB and 10-QSB to correct the manner in which we recorded warrants issued in our private placements.

We realized $29,940 in interest income in 2006 compared to $14 in 2005. This resulted from the amounts earned on the proceeds of our private offering in the first and second quarters of 2006.

Liquidity and Capital Resources

As of December 31, 2006, our total assets were $6,646,377. We had cash balances of $2,366,810 and had invested $1,262,329 in oil and gas prospects. In addition, we have on deposit $3 million to be used for future drilling costs. We have commitments for future drilling costs totaling at least $5 million. We paid substantially all of our accounts payable and accrued liabilities at December 31, 2006 in the first quarter of 2007. During the year ended December 31, 2005, we sold equity units with net proceeds of $1,126,000, and in 2006, we sold equity units with net proceeds of $6,121,760. Each of these equity unit sales consisted of one share of our common stock and a warrant to purchase one share of our common stock. The warrant exercise price of the warrants sold in 2005 is $1.20 per share and the warrant exercise price of the warrants sold in March 2006 is $1.00 per share.

Despite our negative cash flows from operation of $540,234 and $255,599 for the years ended December 31, 2006 and 2005, respectively, and our minimum drilling costs associated with our oil and gas exploration participations of $5 million, we have been able to obtain additional operating capital through private equity funding sources. Management's plan includes the continued development and eventual implementation of our business plan. We have relied upon equity funding since inception.

No assurances can be given that we will be able to obtain sufficient working capital through the sale of our common stock and borrowing or that the development and implementation of our business plan will generate sufficient revenues in the future to sustain ongoing operations. These factors raise substantial doubt with our auditor about our ability to continue as a going concern.

As of the date of this Registration Statement, we have yet to generate any revenues from our business operations.

Plan of Operation for the Next Twelve Months

Since inception, we have funded our operations from the private placement of common stock and warrants. Although we expect that, during the next 12 months, our operating capital needs will be met by our current economic resources and, if required, by additional private capital stock transactions, there can be no assurance that funds required will be available on terms acceptable to us or at all. If we are unable to raise sufficient funds on terms acceptable to us, we may be unable to complete our business plan. If equity financing is available to us on acceptable terms, it could result in additional dilution to our existing stockholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements at December 31, 2006.

BUSINESS

Corporate History

Eternal Energy Corp. was incorporated in Nevada on July 25, 2003, to engage in the acquisition, exploration, and development of natural resource properties. On November 7, 2005, we and a newly formed merger subsidiary wholly-owned by us completed a merger transaction with us as the surviving corporation (the “Merger”). In connection with the Merger, we changed our name to “Eternal Energy Corp.” from our original name, “Golden Hope Resources Corp.”

Business Overview

Since the Merger, we have been engaged in the exploration for petroleum and natural gas in the State of Nevada, the North Sea, and the Pebble Beach Project through the acquisition of contractual rights for oil and gas property leases and the participation in the drilling of exploratory wells.

On November 7, 2005, as part of the Merger transaction, we acquired contractual rights and interests in a joint venture with Eden Energy Corp. for the acquisition of oil and gas leases and drilling wells to explore for oil and natural gas reserves on the Big Sand Spring Valley Prospect located in Nye County, Nevada (the “BSSV Project”). As a result, we have rights to acquire a 50 percent working interest in approximately 82,184 gross acres, which rights expire in 2015 and which can be extended upon production from the leases. Effective April 17, 2006, we entered into a letter agreement with Eden Energy, with respect to the our right to participate with Eden Energy in the exploration of oil and natural gas reserves located on approximately 77,000 gross and net acres of land in central eastern Nevada (the “Cherry Creek Project”).  Effective November 30, 2006, we entered into an agreement with Eden Energy relative to the Big Sand Spring Valley and Cherry Creek Prospects. The agreement provides for a release of our option in the Cherry Creek Project in exchange for an assignment of a 100 percent interest in the Big Sand Spring Valley Project. The Big Sand Spring Valley Project consists of approximately 102,000 Federal gross and net acres in Nevada. The leases are for a primary term of 10 years from and after July 1, 2005. The leases may be extended beyond the primary term by production or unitization of production therefrom.

On November 29, 2005, we acquired rights to participate in the drilling of an exploratory well in a North Sea petroleum exploration project (the “Quad 14 Project”) with International Frontier Resources Corporation (“IFR”), an oil and gas exploration company based in Calgary, Alberta, Canada. The Quad 14 Project contemplates the drilling, testing, completing, and equipping an initial exploratory test well on a 255 square kilometer block located in Quad 14 in the North Sea. The 255-kilometer acreage block is located 24 kilometers south of the 639 million barrel Claymore oil field, 20 kilometers south of the 132 million barrel Scapa oil field, and 9 kilometers north of the 592 billion cubic foot Goldeneye natural gas field. Subject to rig availability, drilling of the initial exploratory well is scheduled to commence during the fourth quarter of 2006. The agreement with IFR was amended effective May 19, 2006, to provide for Oilexco Incorporated as the operator, to decrease the percentage of the drilling costs we will fund from 15 percent to 12.50 percent, and to change our working interest in the Quad 14 Project from 10 percent to 9.1875 percent. Drilling operations commenced in March 2007.

On January 30, 2006, we acquired our second petroleum exploration project in the North Sea. We entered into an agreement with IFR to participate in the drilling of an exploratory well in a 970 square kilometer acreage block located in Quad 41 and Quad 42 in the North Sea (the “Quad 41/42 Project”). Subject to rig availability, drilling of the initial test well is tentatively scheduled to commence during the third quarter of 2007. We have a 10 percent working interest in the Quad 41/42 Project.

 In the fourth quarter of 2006, we entered into a series of agreements, as a result of which we acquired five percent (5%) of the capital stock of Pebble Petroleum, Inc. (“Pebble”), as well as the following rights and interests in the Pebble Beach Project:

•	a USD$250,000 spud fee for each of the first eight wells drilled by Pebble;

•	a five percent (5%) gross overriding royalty from each well drilled on certain acreage that Pebble holds rights to in western Canada (no capital outlay or other expenses to be required by us); and

•
a 10 percent interest in a joint venture with a subsidiary of Pebble; the joint venture will explore and develop certain prospects located in the western United States (we pay 10 percent of all costs incurred) (collectively, “Interests”).

 In April 2007, we sold our stock in Pebble to Heartland Resources Inc., a petroleum and natural gas exploration company whose shares are listed on the TSX-Venture Exchange (“Heartland”), subject to the satisfaction of certain material terms and conditions, completion of the financing, completion of satisfactory due diligence and title reviews, approval of the TSX Venture Exchange, and other terms and conditions that are consistent with similar transactions in the oil and gas industry, in exchange for our nominal initial aggregate subscription price of our shares in Pebble ($300). We will receive payment on a CDN$882,000 convertible note due to us by Pebble, and we retained all of our Interests. Furthermore, during the five-year period following the closing of the agreement with Heartland, for every 1,000 barrels of oil Pebble produces on average per day for 30 consecutive days, Heartland will issue us 250,000 shares in Heartland, up to a maximum of 1.25 million shares. Bradley Colby, our president and director, is also a director of Heartland and the president of Pebble. Mr. Colby declared his interest in Heartland and Pebble to our Board of Directors and abstained from voting on any matters relating to either company.

Plan of Operation

For the coming year, we plan to explore our leasehold position in central eastern Nevada. At the present time, these efforts are likely to include additional gravity surveys, well studies, continued surface mapping, and the possibility of seismic data purchase or acquisition. This work will be done in preparation for drilling one exploratory well on our leases in the Big Sand Spring Valley prospect. We currently have rights to 100 percent working interest in approximately 102,000 gross and net acres which expire in 2015 and which can be extended upon production from the leases. We anticipate farming out our interest in the initial exploratory well on the Big Sand Spring Valley prospect, and therefore, capital expenditures in the coming year should be less than $100,000.

In addition, we plan to explore our leasehold positions in the Quad 41/42 Project in the North Sea. Pursuant to the agreements with the Quad 41/42 Project, we agreed to pay the Operator 15 percent of test well drilling costs, production testing costs, and all completion costs, plus our proportionate share of the royalty and annual license for the project. Lundin Petroleum AB will be Operator of the project.

The initial exploratory well on the Quad 14 Project in the North Sea was commenced on or about March 25, 2007 and plugged and abandoned on April 10, 2007. We have earned a 9.1875 percent working interest in the exploration licenses covering the Quad 14 project . In the coming year, additional 3D seismic evaluation work will be undertaken to determine if the project has any remaining exploratory potential. Expected capital requirements for this project for the coming year are expected to be less than $50,000.

Pursuant to the agreements with Pebble Petroleum, Inc., we anticipate expenditures for geological studies and evaluation, seismic data acquisition, leasehold acquisition, and possible exploratory drilling. The expenditures for this project are estimated to be approximately $1,000,000 for the coming year.

We will require additional funds to implement the work programs set forth above. These funds may be raised through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of our shares. There is no assurance that we will be able to obtain financing on favorable terms, or if at all. In addition, there is no assurance that we will be able to maintain our operations at a level sufficient for an investor to obtain a return on his investment in our common stock. Further, we may continue to be unprofitable.

Competitors

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations and necessary drilling equipment, as well as for access to funds. There are other competitors that have operations in the Nevada area and the presence of these competitors could adversely affect our ability to acquire additional leases.

Government Regulations

Our oil and gas operations are subject to various United States federal, state and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Research and Development

Our business plan is focused on a strategy for maximizing the long-term exploration and development of our oil and gas leases in the State of Nevada, the North Sea and the Pebble Beach Project. To date, execution of our business plan has largely focused on acquiring prospective oil and gas leases, so we have expended zero funds on research and development in each of our last two fiscal years. We intend to establish a going forward exploration and development plan.

Employees

As of April 16, 2007, our only employee is Bradley M. Colby, our President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary. We have no full-time employees. We do not expect any material changes in the number of employees over the next 12-month period. We do and will continue to outsource contract employment as needed. However, if we are successful in our initial and any subsequent drilling programs we may retain additional employees.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of April 25, 2007:

Name	Age	Position
Bradley M. Colby	50	President, CEO, Treasurer, CFO, Secretary and Director

John Anderson	43	Director

  Bradley M. Colby was appointed as our President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary, and also as a Director, on November 4, 2005. Mr. Colby has over 25 years of experience in exploration and production land and geological work, including the acquisition and disposition of producing properties, prospect generation and development, and the marketing and sale of multiple drilling joint ventures. Prior to joining us, Mr. Colby was a principal at Westport Petroleum, Inc. since December 2001, where he bought and sold producing properties for his account. From March 2000 to November 2001, Mr. Colby was the President, Chief Executive Officer and a Director of Kern County Resources Ltd., a private oil and gas exploration and production company he founded. Mr. Colby received a B.S. in Business-Minerals Land Management from the University of Colorado in 1979 and had studied petroleum engineering at the Colorado School of Mines.

  John Anderson was appointed as a Director of ours on November 4, 2005. Since May 2004, Mr. Anderson has been President, Chief Executive Officer, Secretary, Treasurer and a Director of Key Gold Corporation, a publicly traded Nevada corporation involved in the exploration and mining for precious and non-precious metals and other mineral resources in China. From December of 1994 to the present, Mr. Anderson has been President of Axiom, a personal consulting and investing company primarily involved in capital raising for private and public companies in North America, Europe, and Asia. From February of 2001 to the present, he has served as a Director of Wescorp Energy, Inc., a publicly traded Nevada corporation, and from March of 2003 to the present as its President and Chief Executive Officer. Mr. Anderson holds a B.A. from University of Western Ontario.

  There are no family relationships among any of our directors, executive officers or key employees.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our security holders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to us and our stockholders. Unless otherwise specified herein, each director is subject to election at our annual meeting of stockholders.

We do not have a class of equity securities registered under Section 12 of the Exchange Act.

Committees

We do not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore the entire board of directors performs such functions. Our common stock is not currently listed on any national exchange and are we not required to maintain such committees by any self-regulatory agency. Management does not believe it is necessary for the board of directors to appoint such committees because the volume of matters that currently, and historically have, come before the board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. Mr. Anderson is an independent director. All directors participate in the consideration of director nominees. We do not have a policy with regard to attendance at board meetings.

We do not currently have an audit committee financial expert. Management does not believe it is necessary to for the board of directors to designate an audit committee financial expert at this time due to our limited operating history and the limited volume of matters that come before the board of directors requiring such an expert.

Security holders may send communications to our board of directors by writing to Eternal Energy Corp., 2549 W. Main Street, Suite 202, Littleton, Colorado 80120, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such reports, we believe that there was compliance with all filing requirements of Section 16(a) applicable to our officers, directors and 10% stockholders during fiscal 2005.

Code of Ethics

We adopted a code of ethics that applies to all our executive officers and employees. We undertake to provide any person with a copy of its code of ethics free of charge. Please contact Mr. Bradley M. Colby at (303) 798-5235 to request a copy of our code of ethics. Management believes our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

Executive Compensation

We do not currently compensate our directors in cash for their service as members of our board of directors. We do reimburse our directors for reasonable expenses in connection with attendance at board meetings. Upon Mr. Anderson commencing his service as a director, we granted him an option to purchase 500,000 shares of our common stock with an exercise price of $1.00 per share. The option was to vest in an equal amount every six months over a three-year period. In December 2006, we exchanged those options for 350,000 new options, a third of which vested immediately and the remaining two-thirds are to vest in equal amounts every six months over a period of two years. Concurrently, we issued to Mr. Anderson a five-year stock option for the purchase of 300,000 shares of our common stock, which are to vest an equal amounts every six months over a period of three years.

The following table sets forth certain annual and long-term compensation paid to our Chief Executive Officer and our executive officers.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Total ($)
Bradley M. Colby, President, CEO, Treasurer, CFO, and Secretary*	2006	62,301.37	25,000	87,301.37
	2005	60,000*	125,000*	185,000
Frederick Fisher, President, CEO, Treasurer, CFO*	2005	0	0	0

* Effective November 4, 2005, Mr. Fisher resigned positions he held as our executive officers. On the same date, Mr. Colby was appointed as our President, Chief Executive Officer , Treasurer, Chief Financial Officer and Secretary.

Employment Agreements

On December 9, 2005, we entered into an Employment Agreement with Bradley M. Colby, in connection with his appointment as our President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary, which agreement had an effective date of November 7, 2005. The Employment Agreement was amended effective December 4, 2006. The Employment Agreement, as amended, provides that Mr. Colby was entitled to a signing bonus of $125,000, payable directly to him or on his behalf, and an annual salary of $90,000 (an increase from $60,000 by amendment), as well as a discretionary annual bonus. In addition, Mr. Colby was granted an option to purchase 1,443,800 shares of our common stock at a per share exercise price of $1.00, which option will vest in an equal amount every six months over a period of three years from the effective date of the original Employment Agreement. The Employment Agreement, as amended, which has a two-year term from the effective date of the original Employment Agreement, also provides that all of the shares of our common stock held of record or beneficially by Mr. Colby are subject to a repurchase right in favor of us as follows. The original Employment Agreement provided for the following repurchase rights: with respect to the 2,500,000 shares held of record by Mr. Colby, 25% of such shares will be released from the repurchase right at the beginning of every six-month period beginning on the November 7, 2005, such that all of such shares will be released from the repurchase right on November 7, 2007. The amended Employment Agreement provides that with respect to the 2,500,000 shares held of record by Mr. Colby, 25% of the Executive Shares shall be released from the Repurchase Right on the date that is six months from the effective date of the Employment Agreement, an additional 25% shall be released on the date that is one year from the effective date of the Employment Agreement and the remaining 50% shall be released on the date that is 18 months from the effective date of the Employment Agreement such that all 2,500,000 shall be released from the Repurchase Right on the 18 month anniversary of the Employment Agreement. The Employment Agreement further provides that, with respect to the 750,000 shares held beneficially by Mr. Colby, 100% of such shares will be released from the repurchase right at the one-year anniversary of the effective date of the original Employment Agreement. Mr. Colby disclaims beneficial ownership to the 750,000 shares, which are held of record by five members of his immediate family. The Employment Agreement also imposes certain transfer restrictions on all of these shares, which are in addition to those imposed by applicable federal and state securities laws. In the event that Mr. Colby’s employment is terminated by us without cause or for good reason, then Mr. Colby will be entitled to a severance payment equal to one year of his salary, any unvested portion of his option will vest in full immediately, and the repurchase right will terminate immediately with respect to all of the 3,250,000 shares held by Mr. Colby.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options Exercisable**	Number of Securities Underlying Unexercised Options Unexercisable**	Option Exercise Price	Option Expiration Date
Bradley M. Colby	721,900	721,900	$1.00	12/9/2015

** See “Employment Agreements” above for vesting schedule.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of April 16, 2007 by: (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) the executive officers named in the summary compensation table, and (iv) all such directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 16, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner / Management and Address	Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock Beneficially Owned (1)
Bradley M. Colby (2)	3,971,900	9.2%
John Anderson (3)	225,000	0.5%
Dennis Eldjarnson	2,800,000	6.6%
RAB Special Situations (Master) Fund Ltd. (4)	3,000,000	7.1%
All directors and executive officers as a group (2 persons)	3,490,633	9.6%

Notes to Beneficial Ownership Table:

(1) Applicable percentage ownership is based on 42,550,000 shares (post-split) of common stock outstanding at April 16, 2007. The number of shares of common stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2) Includes 2,500,000 shares (post-split) owned by Mr. Colby and an aggregate of 750,000 shares (post-split) owned by five members of his immediate family as to which he disclaims beneficial ownership. Also includes 721,900 shares exercisable within sixty (60) days of April 16, 2007 pursuant to an option. The business address for this person is 2549 W. Main Street, Suite 202, Littleton, Colorado 80120.

(3) Includes 225,000 shares underlying options exercisable within sixty (60) days of April 16, 2007. The business address for this person is Suite 916-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

(4) The business address for this person is c/o RAB Capital Plc, 1 Adam Street, London WC2N 6LE, United Kingdom.

SELLING STOCKHOLDERS

As used herein, the term “selling stockholder” also includes any transferees, pledgees, donees, or successors to the selling stockholders named in the table below. Pledgees could include banks, brokers, financial institutions, or other lenders. To the extent required, we will name any additional selling stockholder in a supplement to this prospectus. The selling stockholders named below are not broker-dealers registered with the SEC or entities engaged in a business that would require them to be so registered. In addition, the selling stockholders do not have any agreement or understanding, directly or indirectly, to distribute any of the shares of common stock being registered pursuant to this registration statement.

The following table sets forth certain information with respect to the number of shares of our common stock beneficially owned by each of the selling stockholders as of April 25, 2007. We have determined beneficial ownership in accordance with the rules of the SEC.

Except as otherwise indicated below, none of the selling stockholders has had any position, office, or material relationship with us or any of our affiliates within the past three years, other than as a result of the acquisition, or current ownership, of the shares being registered for sale hereby or our other securities. To our knowledge and except as described below, each of the selling stockholders has sole voting and investment power over the common stock listed in the table below. The inclusion of shares in this table does not constitute an admission of beneficial ownership for the selling stockholders. The shares being registered by this prospectus may be offered from time to time by the selling stockholders named below. For each selling stockholder, the table below assumes the sale by that selling stockholder of all of its chares of common stock available for resale under this prospectus.

Name	Number of Shares Beneficially Owned Before Offering**	Percentage of Outstanding Shares	Number of Shares Registered for Sale Hereby	Number of Shares Beneficially Owned After Offering	Percentage of Outstanding Shares
Avon Trading Partners Inc.(1)	1,100,000	2.6	1,100,000	—	—
Mainland Investments Inc.(2)	1,152,000	2.7	1,152,000	—	—
FPFS CS Ireland Ltd. a/c 50-202644(3)	2,000,000	4.6	2,000,000	—	—
Bank Julius Baer & Co. Ltd(4)	1,692,000	3.9	1,692,000	—	—
Finter Bank Zurich(5)	1,980,000	4.5	1,980,000	—	—
Tobin Family Trust(6)	400,000	*	400,000	—	—
BMO Nesbitt Burns in trust for k/c 402-20141-22(7)	800,000	1.9	800,000	—	—
Aran Asset Management SA(8)	400,000	*	400,000	—	—
Semper Gestion SA(9)	2,200,000	5.0	2,200,000	—	—
Sequoia Aggressive Growth Fund Ltd(10)	1,200,000	2.8	1,200,000	—	—
Heritage Bank & Trust SA(11)	1,600,000	3.7	1,600,000	—	—
Rahn & Bodmer(12)	400,000	*	400,000	—	—
Arbutus Gardens Apartments Corporation(13)	800,000	1.9	800,000	—	—
Francis G. O’Hara	200,000	*	200,000	—	—
Rush & Co(14).	2,000,000	4.6	2,000,000	—	—
UBS AG(15)	1,200,000	2.8	1,200,000	—	—
Guy-Philippe Bertin	200,000	*	200,000	—	—
Credit Suisse Client Nominees (UK) Limited (16)	4,389,562	< 9.99	6,000,000	—	—
Credit Agricole (Suisse) SA(17)	880,000	2.0	880,000	—	—
Canaccord Capital Corporation In Trust For Robert Badyk	20,000	*	20,000	—	—
Canaccord Capital Corporation In Trust For William J Boden	40,000	*	40,000	—	—
Canaccord Capital Corporation In Trust For John K Kocela	60,000	*	60,000	—	—
Canaccord Capital Corporation In Trust For Rodney Kray	20,000	*	20,000	—	—
Canaccord Capital Corporation In Trust For Patricia Massitti	20,000	*	20,000	—	—
Canaccord Capital Corporation In Trust For Terry Sklavenitis	40,000	*	40,000	—	—
Canaccord Capital Corporation In Trust For Mark Yeung	80,000	*	80,000	—	—
Canaccord Capital Corporation In Trust For Peter K B Yew	20,000	*	20,000	—	—
Canaccord Capital Corporation In Trust For Pak-Seng Wong	20,000	*	20,000	—	—
Canaccord Capital Corporation In Trust For Pact Consulting Enterprises Ltd(18)	20,000	*	20,000	—	—
Canaccord Capital Corporation In Trust For Munday Maxwell & Gaylene Association “Mga”(19)	600,000	1.4	600,000	—	—
Canaccord Capital Corporation In Trust For Watson Mobile Homes(20)	40,000	*	40,000	—	—
Canaccord Capital Corporation In Trust For Kyung Chun Min	30,000	*	30,000	—	—
Canaccord Capital Corporation In Trust For Richard H Machin	80,000	*	80,000	—	—

Name	Number of Shares Beneficially Owned Before Offering**	Percentage of Outstanding Shares	Number of Shares Registered for Sale Hereby	Number of Shares Beneficially Owned After Offering	Percentage of Outstanding Shares
Canaccord Capital Corporation In Trust For Salman Jamal	10,000	*	10,000	—	—
Canaccord Capital Corporation In Trust For Judith Ann Bates	80,000	*	80,000	—	—
Canaccord Capital Corporation In Trust For Mark P Waslen	10,000	*	10,000	—	—
Canaccord Capital Corporation In Trust For Liaqat A Khan	30,000	*	30,000	—	—
Canaccord Capital Corporation In Trust For Hollyvale Limited(21)	60,000	*	60,000	—	—
Canaccord Capital Corporation In Trust For Northcity Investments Corp(22)	80,000	*	80,000	—	—
Canaccord Capital Corporation In Trust For Amaran M Tyab	40,000	*	40,000	—	—
Canaccord Capital Corporation In Trust For Tsvi Adler	40,000	*	40,000	—	—
Canaccord Capital Corporation In Trust For Doren D Quinton	16,000	*	16,000	—	—
Canaccord Capital Corporation In Trust For Ulf Von Dehn	40,000	*	40,000	—	—
Canaccord Capital Corporation In Trust For Robert W Y Kung	40,000	*	40,000	—	—
Yuri Baybazarov	80,000	*	80,000	—	—
Taverham Company Ltd(23)	350,000	*	350,000	—	—
Barbarino Invest Corp(24)	400,000	*	400,000	—	—
Mario L. Degani	80,000	*	80,000	—	—
Terry Sklavenitis	200,000	*	200,000	—	—
Bradley M. Colby(25)	3,731,267	8.7	3,250,000	481,267	1.1

Total	32,581,267	—	32,100,000	—	—

*   represents less than one percent.

** Other than Credit Suisse Client Nominees (UK) Limited, Taverham Company Ltd., and Bradley M. Colby, the number of shares represented as beneficially owned is equally divided between shares issued in private placements and the number of shares underlying warrants issued in such private placements. With respect to Credit Suisse Client Nominees (UK) Limited, see footnote 16 for a discussion of the number of shares beneficially owned by it before the offering.

(1)	David Craven is the person who has voting and investment control over the shares listed in the table.

(2)	Steven Drayton is the person who has voting and investment control over the shares listed in the table.

(3)	Timothy D. Mann and Rex Josephat Wong are the persons who have voting and investment control over the shares listed in the table.

(4)	Urs Mettler and Werner Gunthard are the persons who have voting and investment control over the shares listed in the table.

(5)	Roger Curchod and Franz Zimmermann are the persons who have voting and investment control over the shares listed in the table.

(6)	Morrie Tobin is the person who has voting and investment control over the shares listed in the table.

(7)	Merfyn Roberts is the person who has voting and investment control over the shares listed in the table.

(8)	Jakob Baumgartner and Katharina Benkei are the persons who have voting and investment control over the shares listed in the table.

(9)	Henri De Raemy is the person who has voting and investment control over the shares listed in the table.

(10)	Olivier Couriol is the person who has voting and investment control over the shares listed in the table.

(11)	Sacha Rudaz is the person who has voting and investment control over the shares listed in the table.

(12)	Fabio Feller is the person who has voting and investment control over the shares listed in the table.

(13)	John D. L. Mackay is the person who has voting and investment control over the shares listed in the table.

(14)	Christopher S. Nestel is the person who has voting and investment control over the shares listed in the table.

(15)	Peter Menzi and Hendrik Geldenhuys are the persons who have voting and investment control over the shares listed in the table.

(16)
Philip Richards is the person who has voting and investment control over the shares listed in the table. The warrants shall not be exercisable if, after giving effect to any such purported exercise, the holder, together with any affiliate thereof (including any person or company acting jointly or in concert with the holder) (the “Joint Actors”) would in the aggregate beneficially own, or exercise control or direction over, that number of our voting securities that is 9.99% or greater of the total of our issued and outstanding voting securities, immediately after giving effect to such exercise; provided , however , that upon the holder providing us with sixty-one (61) days notice (the “Waiver Notice”) that such holder would like to waive this provision with regard to any or all shares of common stock issuable upon exercise of the warrants, this provision will be of no force or effect with regard to all or a portion of the warrants referenced in the Waiver Notice. The number of shares of common stock shown as beneficially owned is 4,389,562, which includes 3,000,000 shares of issued common stock and 1,389,562 shares of common stock underlying the warrants that are issuable within sixty (60) days. Six million (6,000,000) shares of common stock are being registered for sale by this registration statement, as that number includes the 3,000,000 issued shares and 3,000,000 shares underlying the warrants, not all of which underlying shares are currently issuable or issuable within the next sixty (60) days.

(17)	Paul Bawab is the person who has voting and investment control over the shares listed in the table.

(18)	Paul Gauthier is the person who has voting and investment control over the shares listed in the table.

(19)	Maxwell Munday is the person who has voting and investment control over the shares listed in the table.

(20)	Kenneth Watson is the person who has voting and investment control over the shares listed in the table.

(21)	Jeremy Spring is the person who has voting and investment control over the shares listed in the table.

(22)	Shahid Ahmed is the person who has voting and investment control over the shares listed in the table.

(23)	Mark Groves-Gidney is the person who has voting and investment control over the shares listed in the table.

(24)	Gerold Hoop is the person who has voting and investment control over the shares listed in the table.

(25)
Includes 481,267 shares exercisable within sixty (60) days of April 25, 2007 pursuant to an option and 750,000 shares held of record by five of Mr. Colby’s immediate family members. Mr. Colby disclaims beneficial ownership with respect to these 750,000 shares. Mr. Colby has held the position of President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary, and Director of ours since November 4, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with our acquisition of the BSSV Project, and after the related 35-for-1 forward stock split and the related merger of our wholly owned subsidiary, Mr. Colby acquired beneficial ownership of 26,250,000 shares (post-split) of our common stock held by Frederick Fisher and Chris Sturdy, two former directors of ours, of which 23,000,000 shares (post-split) were then returned to us for cancellation by Mr. Colby and are no longer outstanding. As a result, Mr. Colby acquired 3,250,000 shares (post-split) of our common stock (including an aggregate of 750,000 shares (post-split) owned by five members of his immediate family as to which he disclaims beneficial ownership).

DESCRIPTION OF PROPERTY

Effective April 17, 2006, we entered into a letter agreement with Eden Energy with respect to our right to participate with Eden Energy in the Cherry Creek Project. Effective November 30, 2006, we entered into an agreement with Eden Energy relative to the Big Sand Spring Valley and Cherry Creek Prospects. The agreement provides for a release of our option in the Cherry Creek Project in exchange for an assignment of a 100 percent interest in the Big Sand Spring Valley Project. The Big Sand Spring Valley Project consists of approximately 102,000 Federal gross and net acres in Nevada. The leases are for a primary term of 10 years from and after July 1, 2005. The leases may be extended beyond the primary term by production or unitization of production therefrom.

 The Quad 14 Project entitles us the right to acquire a 9.1875 percent working interest in oil and gas licenses covering approximately 255 square kilometer acreage block located in Quad 14 Project in the North Sea. The Quad 41/42 Project entitles us the right to acquire a 10 percent working interest in oil and gas licenses covering a 970 square kilometer acreage block located in Quad 41 and Quad 42 in the North Sea. The licenses for the North Sea projects will expire in October 2007.

The agreement with Pebble Petroleum, Inc. provides us with a five percent (5%) overriding royalty interest in approximately 146,000 gross and net acres in western Canada. The Pebble Petroleum, Inc. agreement also provides us with a 10 percent working interest in approximately 4,700 acres in the western United States.

  We do not currently own any other property.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 875,000,000 shares of common stock, $0.001 par value. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. On April 25, 2007 there were 42,550,000 shares of our common stock issued and outstanding.

Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote of the outstanding shares present at a stockholders’ meeting is required for most actions to be taken by stockholders. Our directors are elected by a plurality. The holders of the common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The common stock bears no preemptive rights, and is not subject to redemption, sinking fund or conversion provisions.

Holders of common stock are entitled to receive dividends if, as and when declared by our Board of Directors out of funds legally available for dividends, subject to any credit facility which we may enter into in the future. Any dividends declared with respect to shares of common stock will be paid pro rata in accordance with the number of shares of common stock held by each stockholder.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Each selling stockholder has represented and warranted to us that, at the time it acquired the securities subject to the registration statement, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities. We have advised each selling stockholder that it may not use shares registered on the registration statement to cover short sales of our common stock made prior to the date on which the registration statement was declared effective by the Securities and Exchange Commission.

LITIGATION

We are not currently a party to any material legal proceeding.

LEGAL MATTERS

The validity of the common stock sold pursuant to this prospectus has been passed upon for us by Bryan Cave LLP, Irvine, California.

EXPERTS

Kelly & Company (“Kelly”), an independent registered public accounting firm, audited our consolidated financial statements for the fiscal year ended 2005, as stated in their report appearing elsewhere herein, which have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN GET ADDITIONAL INFORMATION

We have filed this registration statement on Form SB-2 with the SEC covering the registration of shares of common stock held by the selling stockholder. This prospectus does not contain all of the information presented in the registration statement and the exhibits and schedule that were filed with the registration statement. We have omitted some of that information under the SEC’s rules and regulations. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail.

We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files annual, quarterly, and current reports, proxy and information statements and other information with the SEC. These documents and the registration statement may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. You can also get copies of these documents through the SEC’s Internet address at www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We maintain our Web site at www.eternalenergy.com. Our Web site and the information contained or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

 Eternal Energy Corp.
(A Company in the Development Stage)

Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

Eternal Energy Corp.
(A Company in the Development Stage)

Index to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and the Shareholders
Eternal Energy Corp.

We have audited the accompanying balance sheet of Eternal Energy Corp. (a Nevada corporation) (a Company in the Development Stage), as of December 31, 2006 and the related statements of operations and cash flows for the two year then ended and for the period from July 25, 2003 (inception), to December 31, 2006, and the statement of stockholders' equity for the period from July 25, 2003 (inception), to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and the results of its operations and its cash flows for the two years then ended and for the period from July 25, 2003 (inception), to December 31, 2006, and the statement of stockholders' equity for the period from July 25, 2003 (inception), to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, Financial Results, Liquidity and Management's Plan, to the financial statements, the Company has incurred net losses since inception, is in the development stage, has experienced negative cash flows from operations since inception and has not as of yet successfully implemented its business plan. The Company must rely on the sale of its common stock and borrowing until it is able to successfully implement its business plan and generate sufficient revenues in the future to sustain its ongoing operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KELLY & COMPANY

Kelly & Company
Costa Mesa, California
April 13, 2007

Eternal Energy Corp.
(A Company in the Development Stage)

Balance Sheet

December 31, 2006

ASSETS

Current assets:
Cash	$2,366,810
Prepaid rent	12,828

Total current assets	2,379,638
Leasehold improvements	17,120
Oil and gas properties	1,245,209
Deposits	3,004,410

Total assets	$6,646,377
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$207,431
Accrued officer's payroll	15,520
Warrant derivative liability	2,069,949

Total current liabilities	2,292,900

Commitments and contingencies

Stockholders' equity:
Common stock, $.001 par value, 875,000,000 shares authorized, 42,550,000 shares issued and outstanding	42,550
Additional paid-in capital	1,454,740
Earnings accumulated during the development stage	2,856,187

Total stockholders' equity	4,353,477

Total liabilities and stockholders' equity	$6,646,377

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.
(A Company in the Development Stage)

Statements of Operations

For the Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

			For the
			Period From
			July 25, 2003
	December 31,		(Inception) to
	2006	2005	December 31, 2006
Operating expenses:
Exploration costs	$140,164	$-	$164,764
General and administrative	538,909	144,755	688,317
Professional fees	227,872	94,854	341,809
Gain on warrant derivative	(4,011,654)	(9,458)	(4,021,112)

Total operating gain (loss)	3,104,709	(230,151)	2,826,222

Interest income	29,940	14	29,965

Net income (loss)	$3,134,649	$(230,137)	$2,856,187
Net income (loss) per common share, basic and diluted	$0.08	$-	$0.07
Weighted average number of shares outstanding , basic and diluted	39,170,170	47,513,847	42,227,986

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.
(A Company in the Development Stage)

Statements of Stockholders' Equity

For the Period From July 25, 2003 (Inception) to December 31, 2006

				Earnings
				(Deficit)
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-In	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Balance, July 25, 2003 (Inception)	-	-	-	-	-
Common stock issued for cash in July 2003 at $0.00057 per share	8,750,000	$8,750	$(3,750)	-	$5,000
Common stock issued for mining claims based upon the fair value of the stock of $0.00057 per share in July 2003	17,500,000	17,500	(7,500)	-	10,000
Net loss	-	-	-	$(14,553)	(14,553)
Balance, December 31, 2003	26,250,000	26,250	(11,250)	(14,553)	447
Common stock issued for cash at $0.00143 per share in February 2004	24,500,000	24,500	10,500	-	35,000
Net loss	-	-	-	(33,772)	(33,776)
Balance, December 31, 2004	50,750,000	50,750	(750)	(48,325)	1,675
Cancellation of shares	(23,000,000)	(23,000)	23,000	-	-
Common stock and warrants issued for cash in December 2005 at $1.00 per equity unit	1,126,000	1,126	1,124,874	-	1,126,000
Value of warrant derivative	-	-	(84,900)	-	(84,900)
Net loss	-	-	-	(230,137)	(230,137)
Balance, December 31, 2005	28,876,000	$28,876	$1,062,224	$(278,462)	$812,638

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.
(A Company in the Development Stage)

Statements of Stockholders' Equity
(cont’d)

For the Period From July 25, 2003 (Inception) to December 31, 2006

				Earnings
				(Deficit)
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-In	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Balance, December 31, 2005	28,876,000	$28,876	$1,062,224	$(278,462)	$812,638
Common shares and warrants issued for cash at various dates in 2006 at $0.50 per equity unit	13,124,000	13,124	6,548,876	-	6,562,000
Value of warrant derivative	-	-	(6,196,472)	-	(6,196,472)
Finders fee related to sale of equity units	-	-	(440,240)	-	(440,240)
Shares issued as finders fee for oil and gas properties acquired at $0.18 per share	350,000	350	65,625	-	65,975
Exercise of warrants at $1.00 per share	200,000	200	199,800	-	200,000
Value of warrant derivative at exercise	-	-	102,100	-	102,100
Stock-based compensation	-	-	112,827	-	112,827
Net income	-	-	-	3,134,649	3,134,649
Balance, December 31, 2006	42,550,000	$42,550	$1,454,740	$2,856,187	$4,353,477

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.
(A Company in the Development Stage)

Statements of Cash Flows

For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

			For the
			Period From
			July 25, 2003
	December 31,		(Inception) to December 31,
	2006	2005	2006
Cash flows provided by (used in) operating activities:
Net income (loss)	$3,134,649	$(230,137)	$2,856,187
Adjustments to reconcile net loss to net cash used by operating activities:
Gain on warrant derivative	(4,011,654)	(9,458)	(4,021,112)
Stock-based compensation	112,827	-	112,827
Changes in operating assets and liabilities:
Decrease (increase) in prepaid compensation	76,250	(76,250)	-
Increase in prepaid rent	(12,828)	-	(12,828)
Increase in accounts payable and accrued liabilities	169,044	16,204	207,431
Increase (decrease) in accrued officer's payroll	(8,522)	44,042	15,520
Net cash used in operating activities	(540,234)	(255,599)	(841,975)

Cash flows used in investing activities:
Additions to oil and gas properties	(422,234)	(757,000)	(1,179,234)
Leasehold improvements	(17,120)	-	(17,120)
Deposit	(3,004,410)	-	(3,004,410)

Net cash used in investing activities	(3,443,764)	(757,000)	(4,200,764)
Cash flows provided by financing activities:
Net proceeds from issuance of common stock and warrants	6,033,549	1,126,000	7,209,549
Proceeds from the exercise of warrants	200,000	-	200,000
Net cash provided by financing activities	6,233,549	1,126,000	7,409,549

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.
(A Company in the Development Stage)

Statements of Cash Flows

For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

			For the
			Period From
			July 25, 2003
	December 31 ,		(Inception) to
	2006	2005	December 31 , 2006

Net increase in cash	2,249,551	113,401	2,366,810
Cash - beginning of period	117,259	3,858	-

Cash - end of period	$2,366,810	$117,259	$2,366,810

Supplemental Cash Flow Information
			For the
			Period From
			July 25, 2003
	December 31,		(Inception) to
	2006	2005	December 31, 2006
Cash paid during the year ended December 31, 2006 and 2005 for:
Interest	-	-	-
Income taxes	-	-	-
Fair value of common shares issued in connection with oil and gas property acquisitions	$65,975	-	$65,975

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

1.  Description of Business and Development Stage Operations

Eternal Energy Corp. (the "Company") was incorporated in the state of Nevada on July 25, 2003. The Company's business plan is to engage in the acquisition, exploration and development of natural resource properties. At December 31, 2006, the Company has entered into participation agreements related to oil and gas exploration projects in the Big Sand Spring Valley Prospect located in Nye County, Nevada, UKCS Quad 14, UKCS Quad 41 and UKCS Quad 42 located in the North Sea. The Company's mining claims in British Columbia lapsed during 2005.

2.  Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

Development Stage Operations

The Company is considered a development stage company in accordance with Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises . Its operations have been limited to general administrative operations and a limited amount of exploration with minimum future drilling obligations of $5 million as of December 31, 2006. The Company's ability to continue as a going concern is dependent on its ability to raise additional capital to fund future operations and ultimately to attain profitable operations (see Note 5, Financial Results, Liquidity, and Management's Plan ).

Concentration of Credit Risk

At December 31, 2006, the Company had $2,266,810 on deposit that exceeded the United States FDIC federally insured limit. The Company believes this credit risk is mitigated due to the financial strength of the financial institution.

Oil and Gas Properties

The Company follows the full cost method of accounting for its investments in oil and gas properties. Accordingly, all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized as incurred. The Company has not capitalized any interest or any of its internal costs related to its investments in oil and gas properties.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

2.  Summary of Significant Accounting Policies, Continued

Oil and Gas Properties, Continued

In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value" of future net revenues from proved reserves, discounted at a 10 percent interest rate, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

At December 31, 2006 all of the Company’s investments in oil and gas properties are in the exploration stage, and therefore are not subject to the ceiling test.

Fair Value of Financial Instruments

In accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments , the Company has determined the estimated fair value of its financial instrument using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current liabilities approximates their carrying values due to their short-term maturity.

Accounting for Stock-Based Employee Compensation

In November 2005, the Company granted options to purchase shares of common stock to its president. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation , the Company accounts for grants using the intrinsic value method described in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations . Under the intrinsic value method, no stock-based employee compensation cost is recorded when the exercise price is equal to, or higher than, the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R), Accounting for Stock-Based Compensation , to stock-based employee compensation, using the straight-line method, for the following periods.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

2.  Summary of Significant Accounting Policies, Continued

Accounting for Stock-Based Employee Compensation, Continued

			For the
			Period From
			July 25, 2003
	December 31,		(Inception) to
	2006	2005	December 31, 2006
Net income (loss), as reported	$3,134,649	$(230,137)	$2,856,187
Less: t otal stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(62,420)	(9,159)	(71,579)
Pro forma net income (loss)	$3,072,229	(239,296)	2,784,608
Net income (l oss) per share:
Basic and diluted - as reported	$(0.08)	-	$(0.07)
Basic and diluted - pro forma	$(0.07)	-	$(0.07)

Stock Split

In November 2005, the Company forward split its outstanding common shares 35 for 1. All capital accounts, historical share amounts, weighted average share, and loss per share have been restated as if this forward split occurred at inception.

Basic and Diluted Loss Per Share

Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed in the same way as basic loss per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if all potential common shares had been issued and if the additional common shares were dilutive. As of December 31, 2006, the Company had outstanding stock options and warrants that can be converted into 15,993,800 shares of common stock. The options and warrants would have an anti-dilutive effect and, therefore, are not included in diluted income (loss) per share.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

2.  Summary of Significant Accounting Policies, Continued

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Deferred income tax assets and liabilities are measured using tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent obligations in the financial statements and accompanying notes. Our most significant assumptions are the estimates used in the determination of the deferred income tax asset valuation allowance and the determination of the value of the Company’s common shares that were issued for obligations. The estimation process requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from our estimates.

New Accounting Pronouncements

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Rights Payment Arrangements . This Staff Position changes the way registration rights arrangements are recorded. This Staff Position no longer requires warrants and embedded conversion features with registration rights arrangements to be treated as derivative instruments. This Staff Position requires that these instruments be recorded as if they had not been recorded as a derivative instrument at their inception and the difference recorded as a cumulative effect of change in accounting principal. This Staff Position cannot be implemented by the Company until 2007. The effect of this Staff Position on the Company’s financial statements is disclosed in Note 9 below.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

2.  Summary of Significant Accounting Policies, Continued

New Accounting Pronouncements, Continued

In December 2004, the FASB issued SFAS No. 123 (R), Share-Based Payment . This Statement eliminates the use of the intrinsic value method described in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees , and requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. We adopted the provisions of Statement No. 123 (R) on January 1, 2006 when it became a mandatory requirement and will utilize the prospective reporting method. The Company does not expect the adoption of this statement to have a material impact on its financial position, results of operations or cash flows.

3.  Oil and Gas Properties

The Company has entered into participation agreements in three exploratory oil and gas properties. Two of these agreements were entered into during the year ended December 31, 2005 and the third was entered into in January 2006. The agreements provide for the Company to have working interests in the wells, if they are successful, ranging from 9.1875% to 100%. The Company paid certain amounts upon execution of the agreements, and is obligated to share in the drilling costs of the exploratory wells. In addition, the Company has agreed to issue shares of its common stock based upon the proven reserves of one of the properties. A description of the oil and gas properties follows.

Big Sand Spring Valley Prospect

The Company acquired a 50% working interest in the property and an option on a 50% working interest in the Cherry Creek Project, for an initial payment of $667,000 and the obligation for a future payment of $2,000,000 which represents 50% of the initial drilling costs. On November 30, 2006 the Company obtained the other 50% working interest in the Big Sand Spring Valley Prospect in exchanges for cash payments totaling $300,000 and the transfer of the Company’s option on the Cherry Creek project. In addition, the Company is obligated to issue one million shares of its common stock for each ten million equivalent barrels of net proven oil reserves developed. At December 31, 2006 the Company was not obligated to fund any additional drilling costs nor are there any net proven oil reserves on the property. This participation agreement has a term of ten years.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

3.  Oil and Gas Properties, Continued

North Sea Quad 14

The Company acquired a 9.1875% working interest in this property for an initial payment of $90,000 which is designated as payment for 3-D seismic costs. In March 2006, the Company placed a $1.5 million deposit to serve as a cash bond which represents its share of the estimated the $10 million drilling costs of this exploratory well. In addition, the Company is obligated to pay 12.5% of production testing, completion, and other costs. The test well has not been completed as of December 31, 2006.

North Sea Quad 41 and 42

In January 2006 the Company acquired a 10% working interest in this property for an initial payment of $75,000 which is designated as payment for 3-D seismic costs. In March 2006, the Company placed a $1.5 million deposit to serve as a cash bond which represents its share of the estimated $10 million drilling costs of the first exploratory well on this property. In addition, the Company is obligated to pay 15% of the production testing, completion, and other costs.

The Company issued 350,000 shares of its common stock with a fair value of $65,975 in connection with its acquisition of its interests in the North Sea Quad 14, 41, and 42 prospects.

Pebble Beach Project

In the fourth quarter of 2006, the Company acquired five percent (5%) of the capital stock of Pebble Petroleum, Inc. (“Pebble”), as well as the following rights and interests in the Pebble Beach Project:

-	a $250,000 spud fee for each of the first eight wells drilled by Pebble:

-	a five percent (5%) gross overriding royalty from each well drilled on certain acreage that Pebble holds rights to in western Canada; and

-	a 10 percent (10%) interest in a joint venture with a subsidiary of Pebble that expects to explore and develop certain prospects located in the western United States

In April 2007, the Company sold its stock in Pebble to Heartland Resources Inc., a petroleum and natural gas exploration company (:Heartland”), in for CDN$882,000.

4.  Deferred Income Taxes

The Company's net income for the year ended December 31, 2006 and for the period from July 25, 2003 (inception) to December 31, 2006 results from the decrease in the value of the warrant derivative liability since its recordation. This liability and the resulting gain or loss does not enter into the determination of taxable income or loss. Further, in January 2007, the Company recorded a cumulative effect of a change in accounting as described in Note 9, which reversed the gain on warrant derivative liability.

There is no current or deferred income tax provision due to the Company's historical losses excluding gain on warrant derivative liability and valuation allowance.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

4.  Deferred Income Taxes, Continued

Significant components of the Company's deferred income tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred income tax assets (liabilities):
Net operating loss carryforward	$379,644	$81,462
Valuation allowance	(379,644)	(81,462)

Net deferred income tax asset	-	-

The Company, based upon its history of losses excluding gain on warrant derivative liability and management's assessment of when operations are anticipated to generate taxable income, has concluded that it is more likely than not that none of the net deferred income tax assets will not be realized through future taxable earnings and has established a valuation allowance for them. The valuation allowance increased by $298,182 during the year ended December 31, 2006.

Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:

			For the
			Period From
			July 25, 2003
	For the Year Ended December 31,		(Inception) to December 31,
	2006	2005	2006

Tax expense at U.S. .statutory rate	34.0%	(34.0)%	(34.0)%
Change in valuation allowance	9.5%	35.4%	47.9%
Gain on warrant derivative liability	(43.5)%	(1.4)%	(13.9)%

Effective income tax rate	-	-	-

The Company has federal net operating loss carryforwards of $1,164,925. The federal net operating loss carryforwards will begin to expire in 2023. A portion of the net operating loss carry-forwards may not be available to be realized by the Company because of a change in the ownership of the Company's shares of common stock. Due to the uncertainty of its realization and anticipated limitations on the loss carry-forward, a full valuation allowance has been provided for the deferred tax asset.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

5.  Commitments and Contingencies

Financial Results, Liquidity and Management's Plan

The Company has incurred net losses exclusive of the gain on warrant derivatives for the years ended December 31, 2006 and 2005 and the period from July 25, 2003 (inception) to December 31, 2006 of $880,005, $239,595, and $1,164,925, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Despite its negative cash flows from operations of $540,234, $255,599, and $841,975 for December 31, 2006 and 2005 and for the period from July 25, 2003 (inception) to December 31, 2006, respectively, the Company has been able to obtain additional operating capital through private equity funding sources. Management's plans include the continued development and eventual implementation of its business plan.

No assurances can be given that the Company can obtain sufficient working capital through the sale of the Company's common stock and borrowing or that the development and implementation of its business plan will generate sufficient revenues in the future to sustain ongoing operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Litigation

The Company is not aware of any litigation matters pending or threatened as of December 31, 2006 that will materially affect the Company's financial statements. The Company may in the future become involved in matters of litigation that the Company considers ordinary routine litigation incidental to the Company's business. The Company's policy is to accrue during a period, as a charge to operations, amounts related to legal matters if it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, as required by SFAS No. 5, Accounting for Contingencies.

Drilling Cost Obligations

As discussed in Note 3, the Company is obligated to fund its share of drilling costs related to its participation in three exploratory oil and gas wells. The minimum obligation on these wells is $5 million, none of which has been expended at December 31, 2006.

Employment Agreement

The Company entered into an employment agreement with its president. This agreement has a term of two years, provides for annual compensation of $90,000 and a signing bonus of $165,000, of which $90,000 has been paid at December 31, 2006. In addition, the Company granted to its president options to purchase 1,443,800 shares of the Company’s

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

5.  Commitments and Contingencies, Continued

Employment Agreement, Continued

common stock at an exercise price of $1.00 per share. The employment agreement also gives the Company the right to repurchase from the president 1,250,000 shares he currently owns upon his termination. The repurchase price is the lesser of the fair market value of the shares on the date the repurchase right is exercised by the Company or $.023 per share.

This repurchase right lapses as follows:

Number of
Date	Shares

May 7, 2007	625,000
November 7, 2007	625,000

Total	1,250,000

Lease

The Company entered into a lease for its corporate offices. The lease commences February 1, 2007 and has a term of 48 months. Annual rents due under this lease are as follows:

Year	Amount

2007	$44,096
2008	49,685
2009	51,178
2010	52,782
2011	4,410

Total	$202,151

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

6.  Loss Per Share

The following is a reconciliation of the number of shares used in the calculation of basic loss per share and diluted loss per share for the years ended December 31, 2006 and December 31, 2005 and for the period from July 25, 2003 (inception) to December 31, 2006:

			For the
			Period From
			July 25, 2003
	December 31,		(Inception) to December 31,
	2006	2005	2006

Net income (loss)	$3,134,649	$(230,137)	$2,856,187
Weighted-average number of common shares outstanding	39,170,170	47,513,847	42,227,986
Incremental shares from the assumed exercise of dilutive stock options	-	-	-
Diluted common shares outstanding	39,170,170	47,513,847	42,227,986
Net loss per share, basic and diluted	$(0.08)	$-	$0.07

The following securities were not included in the computation of diluted net loss per share as their effect would have been anti-dilutive:

			For the
			Period From
			July 25, 2003
	December 31,		(Inception) to December 31,
	2006	2005	2006
Options to purchase common stock	1,943,800	1,443,800	1,943,800
Warrants to purchase common stock	14,050,000	-	14,050,000

7.  Stock Based Compensation

During the year ended December 31, 2005 the Company granted options to purchase 1,443,800 shares of its common stock to its president. The exercise price of these options is $1.00 per share, which exceeded the market price on the effective date of grant. The options vest at the rate of 240,633 shares at the end of each six month period from the effective date of grant, and all become exercisable on November 7, 2008. None of these options were exercisable at December 31, 2005.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

7.  Stock Based Compensation, Continued

The Company applies APB Opinion No. 25 in accounting for stock options granted to employees and does not recognize compensation expense when the exercise price of the options equals or exceeds the fair value of the shares on the date of grant. SFAS No. 123(R) requires pro forma earnings information determined as if employee stock options were accounted for under the fair value method and is disclosed in Note 2.

The weighted average estimated fair value of the stock options granted during the year ended December 31, 2005 was $0.12970 per share. The amount was determined using the Black-Scholes option pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option.

The assumptions used in the Black-Scholes option pricing model for the stock options granted during the years ended December 31, 2006 and 2005 and for the period from July 25, 2003 (inception) to December 31, 2006 were as follows:

			For the
			Period From
			July 25, 2003
	December 31,		(Inception) to December 31,
	2006	2005	2006
Risk-free interest rate	4.41%	4.60%	4.60%
Expected volatility of common stock	1.01	1.01	1.01
Dividend yield	$0.00	$0.00	$0.00
Expected life of options	3 years	3 years	3 years
Weighted average fair market value of options granted	$0.3032	$0.1297	$0.3032

8.  Equity Transactions

Common Shares Split

In November 2005, the Company’s Board of Directors approved a 35 for 1 forward split of its issued and outstanding common shares. All capital accounts, historical share amounts, weighted share and loss per share data give effect to this stock split in all periods presented.

Redemption of Common Shares

In November 2005, an officer of the Company contributed 23 million common shares to the Company for cancellation. In addition, he received a cash payment for prior services of $75,000 and cancelled all amounts otherwise due.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

8.  Equity Transactions, Continued

Sale of Equity Units

In the first and second quarters of 2006, the Company sold 13,124,000 equity units through a private placement offering. Each equity unit consisted of one share of the Company’s common stock and one warrant to purchase a share of the Company’s common stack at $1.00 per share. The per equity unit price was $0.50 for an aggregate value of $6,562,000. The Company paid $440,240 as finders fees related to this offering.

In November 2005, the Company sold 1,126,000 equity units through a private placement offering. Each equity unit consisted of one share of the Company’s common stock and one warrant to purchase a share of the Company’s common stock at $1.20 per share. The per equity unit price was $1.00 for aggregate value of $1,126,000.

Sales of Common Shares for Cash

In July 2003 a former officer who at the time was a major shareholder purchased 8,750,000 shares of common stock for $5,000 or $0.00057 per share.

In February 2004 a former member of the Board of Directors and a Company officer purchased 24,500,000 shares of common stock for $35,000 or $0.00143.

Exchange Common Shares for Mining Claims

In July 2003, a former officer who at the time was a major shareholder exchanged mining claims that he had bought for $10,000 for 17,500,000 shares of common stock or $0.00057 per share based upon the fair value of the common stock at that time.

Warrants

	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Outstanding, beginning of the year	1,126,000	$1.20	-	-
Issued	13,124,000	$1.00	1,126,000	$1.20
Exercised	(200,000)	$1.00	-	-
Outstanding, end of the year	14,050,000	$1.16	1,126,000	$1.20
Exercisable, end of the year	14,050,000	$1.16	-	$1.20

The warrants are exercisable at anytime until they expire.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

8.  Equity Transactions, Continued

Exercise of Warrants

In the third quarter of 2006, warrants to purchase 200,000 shares of the Company’s common stock were exercised, with net proceeds to the Company of $200,000.

Warrant Derivative Liability

The holders of the warrants to purchase shares of the Company’s common stock have registration rights that require the Company to file a registration statement with the Securities and Exchange Commission to register for resale the common stock to be issued upon exercise of the warrants. Because the ability to register the shares to be issued upon exercise is deemed to be outside the control of the Company, the initial fair value of the warrants were recorded as a financial instrument derivative liability and are marked to market at the end of each reporting period. The registration statement became effective in the first quarter of 2007.

The Company estimated the fair value of the warrants using the Black-Scholes valuation model with the following assumptions:

		December 31,
	Inception	2005

Term	24 months	22 months
Risk free interest rate	4.30% to 4.92%	4.34%
Volatility	101%	101%
Dividend	-0-	-0-

Shares Reserved for Future Issuance

The Company has reserved shares for future issuance upon exercise of outstanding options and warrants as follows:

Options	1,943,800
Warrants	14,050,000

Total	15,993,800

These amounts do not include any shares that may have to be issued upon the discovery of net proved reserves in the Nevada oil and gas property.

Eternal Energy Corp.
(A Company in the Development Stage)

Notes to the Financial Statements

As of December 31, 2006,
For Each of the Two Years in the Period Ended December 31, 2006 and
For the Period From July 25, 2003 (Inception) to December 31, 2006

9.  Subsequent Event

Cumulative Effect of Change in Accounting Principal

In December 2006, FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Rights Payment Arrangements . This Staff Position is required to be adopted in 2007 and recorded as a change in accounting principal. On January 1, 2007 the Company recorded a cumulative effect of change in accounting principal and increased accumulated deficit by $4,021,112, increased additional paid in capital by $6,091,061 and decreased financial instrument derivative liability by $2,069,949.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Our Articles of Incorporation include provisions that limit the liability of our directors and officers.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

The Nevada Revised Statutes (“NRS”), Chapter 78 provides:

NRS 78.7502 provides for the discretionary and mandatory indemnification of officers, directors, employees and agents.

NRS 78.7502 (1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS 78.7502 (2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS 78.7502 (3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 78.7502 (1) or 78.7502 (2), or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 provides that authorization is required for discretionary indemnification of directors, officers, employees or agents, advancement of expenses to those parties and a limitation on indemnification and advancement of expenses.

NRS 78.751 (1) provides that any discretionary indemnification under NRS 78.7502, unless ordered by a court or advancement pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a) By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

  NRS 78.751 (2) provides that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred or in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

NRS 78.751 (3) provides that the indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permissible under Nevada law.

Our bylaws provide that the expenses of our officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the company as they are incurred and in advance of the final deposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the company.

Item 25. Other Expenses of Issuance and Distribution

The expenses relating to the registration of shares of common stock will be borne by us. These expenses, except the SEC registration fee, are estimated to be as follows*:

SEC Registration fee	$4,362.07
Accounting fees and expenses	2,500
Legal fees and expenses	70,000
Printing and engraving expenses	2,000
Registrar and transfer agent’s fees	500
Miscellaneous fees and expenses	1,000
Total	$80,362.07

*   The selling stockholders will pay any sales commissions or underwriting discounts incurred in connection with the sale of shares registered hereunder.

Item 26. Recent Sales of Unregistered Securities

On November 7, 2005, we sold to Avon Trading Partners Inc. and Mainland Investments Inc. in a private placement an aggregate of 1,126,000 units of our securities, with each unit consisting of one share of our common stock and warrant to purchase one shares of our common stock. The purchase price per unit was $1.00 and the aggregate purchase price was $1,126,000. The warrants have an exercise period of two years from the date of issuance and an exercise price of $1.20 per share. The securities we sold by us in the private placement were exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

From March through May 2006, we sold an aggregate of 12,984,000 units of our securities to accredited investors in a private placement transaction with three closings, with each unit consisting of one share of our common stock and warrant to purchase one share of our common stock. The first closing occurred on March 2, 2006 with respect to an aggregate of 3,210,000 units, the second closing occurred on March 29, 2006 with respect to an aggregate of 8,666,000 units, and the third closing occurred on May 8, 2006 with respect to an aggregate of 1,108,000 units. The purchase price per unit was $0.50 and the aggregate purchase price was $6,492,000. The warrants to purchase our common stock have an exercise period of two years from the date of issuance and an exercise price of $1.00 per share. The securities we sold in the private placement were exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder and pursuant to the exemption provided by Section 4(2) of the Securities Act for issuances not involving a public offering.

On May 8, 2006, we issued 350,000 shares of our common stock to Taverham Company Ltd. pursuant to the terms of a Finder’s Fee Agreement between us and Taverham as consideration for Taverham’s services in connection with our two North Sea projects. The shares we issued were exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

Item 27. Exhibits

Exhibit	Description of Exhibit

3(i).1	Articles of Incorporation filed with the Nevada Secretary of State on July 25, 2003. (Incorporated by reference to Exhibit 3.1 of our Form 10-SB filed August 18, 2004.)

3(i).2	Certificate of Change filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).2 of our Current Report on Form 8-K filed November 9, 2005.)

3(i).3	Articles of Merger filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).3 of our Current Report on Form 8-K filed November 9, 2005.)

3(ii).1	Bylaws, adopted July 18, 2003. (Incorporated by reference to Exhibit 3.2 of our Form 10-SB filed August 18, 2004.)

3(ii).2	Amendment No. 1 to Bylaws, adopted November 4, 2005. (Incorporated by reference to Exhibit 3(ii) of our Current Report on Form 8-K filed November 9, 2005.)

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Bryan Cave LLP regarding the legality of common stock.

10.1
Agreement and Plan of Merger between Golden Hope Resources Corp. (renamed Eternal Energy Corp.) and Eternal Energy Corp., filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed November 9, 2005.)

10.2
Purchase and Sale Agreement between Eternal Energy Corp. and Merganser Limited, dated November 7, 2005. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed November 9, 2005.)

10.3	Form of Subscription Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed November 9, 2005.)

10.4	Form of Common Stock Purchase Warrant for November 2005 private placement. (Incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed November 9, 2005.)

10.5	Registration Rights Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed November 9, 2005.)

10.6
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 5, 2005.)

10.7	Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed June 29, 2006).

10.8
First Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby (Incorporated by reference to Exhibit 10.1(a) of our Current Report on Form 8-K filed December 8, 2006).

10.9
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 41 and Quad 42 dated January 30, 2006. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed February 3, 2006.)

10.10
Amended and Restated Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 14 dated January 30, 2006. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed February 3, 2006.)

10.11
Finder’s Fee Agreement by and between Eternal Energy Corp. and Taverham Company Ltd. dated January 30, 2006. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed February 3, 2006.)

10.12	Form of Subscription Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed March 8, 2006.)

10.13	Form of Common Stock Purchase Warrant for March 2006 private placement. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed March 8, 2006.)

10.14	Form of Registration Rights Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed March 29, 2006.)

10.15	Letter Agreement between us and Eden Energy Corp. dated April 14, 2006 (Incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K filed April 21, 2006).

10.16
Letter Agreement effective as of May 19, 2006, by and among Eternal Energy Corp., International Frontier Resources Corporation, Palace Exploration Company Limited, Oilexco Incorporated, and Challenger Minerals (North Sea) Limited (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed May 23, 2006).

10.17
Letter Agreement dated October 15, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., and 0770890 B.C. Ltd.** (Incorporated by reference to Exhibit 10.17 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.18
Letter Agreement dated October 26, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., 0770890 B.C. Ltd., and Rover Resources Inc.** (Incorporated by reference to Exhibit 10.18 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.19
Letter Agreement dated February 28, 2007, by and among Eternal Energy Corp., Pebble Petroleum Inc., Emerald Bay Holdings Ltd., and Heartland Resources Inc. (Incorporated by reference to Exhibit 10.19 of our Registration Statement on Form 10-KSB filed April 16, 2007).

23.2*	Consent of Kelly & Co.

23.3*	Consent of Bryan Cave LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page)

* Filed herewith.
** Portions omitted pursuant to a request for confidential treatment.

Item 28. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)   To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)   To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any additional or changed material information with respect to the plan of distribution.

(2)   That, for the purpose of determining any liability under the Securities Act, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Littleton, State of Colorado, on April 27, 2007.

ETERNAL ENERGY CORP.

By:	/s/ BRADLEY M. COLBY
Name: Bradley M. Colby Title: President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary, and Director

Each person whose signature appears below constitutes and appoints Bradley M. Colby each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:

Dated: April 27, 2007
By:	/s/ BRADLEY M. COLBY
Name: Bradley M. Colby Title: President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary, and Director (Principal Executive Officer and Principal Financial Officer)

By:	/s/ JOHN ANDERSON
Name: John Anderson Title: Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
4.1	Form of Common Stock Certificate.
5.1	Opinion of Bryan Cave LLP regarding the legality of common stock.
23.2	Consent of Kelly & Co.
23.3	Consent of Bryan Cave LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).